Mail Stop 3561

								February 27, 2006

Paul D. Stevelman, Esquire
Greenwich Capital Commercial Funding Corp.
600 Steamboat Road
Greenwich, Connecticut 06830

      Re:	Greenwich Capital Commercial Funding Corp.
		Registration Statement on Form S-3
		Filed January 31, 2006
		File No. 333-131400

Dear Mr. Stevelman:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.
6. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on pages S-91 and S-161 of the prospectus supplement and page 70 of the base prospectus.


Prospectus Supplement

General
7. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes.
Refer to Item 1103(a)(3)(vi) of Regulation AB.

Summary, page S-7
8. We note your bracketed placeholder on page S-15 that will identify any support providers and instruments. However, in an appropriate section of the summary, please provide a bracketed placeholder showing that you will briefly describe the protection or support provided by credit enhancements or other support. Refer to Item 1103(a)(3)(ix) of Regulation AB.
9. We note your bracketed placeholder on page S-15 regarding significant obligors. However, the section you cross-reference to,
Description of Underlying Mortgage Loans - Significant Obligors, does not currently exist. Please revise your bracketed placeholder or include a bracketed section consistent with your cross-reference to show that you will provide the disclosure required by Item 1112(a) of
Regulation AB.

Description of the Mortgage Pool, page S-73

General, page S-73
10. We note your bracketed placeholder here on page S-75 and in the summary section on page S-9 contemplating a pre-funding account and revolving period. Please revise to here and in the base prospectus to show the more specific disclosure that you will provide, as required by Items 1101(c)(3) and 1111(g) of Regulation AB.

Additional Loan and Property Information, page S-86
11. We note from your disclosure on page 34 of the base prospectus that mortgage loans included in the asset pool may be delinquent. Please confirm that you will provide the disclosure required by Items
1111(c) and 1100(b) in that eventuality, including presenting tabular information of delinquent assets in 30/31 day increments as applicable.




Base Prospectus

Additional Information Incorporated by Reference, page 1
12. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington,
D.C.
20549.

Description of the Trust Assets, page 32

Mortgage Loans, page 32
13. We note from your disclosure on page 34 that mortgage loans underlying the offered certificates may be delinquent as of the date of issuance. Please confirm that delinquent assets, as measured by dollar volume, will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.
14. We note some of the mortgage loans may be secured by liens on real properties located outside the United States. Please provide
Item 1100(e) of Regulation AB disclosure as applicable.

Mortgage-Backed Securities, page 53
15. We note that you contemplate including mortgage participations in the asset pool. These participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and
Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

Substitution, Acquisition and Removal of Mortgage Assets, page 54
16. It appears that you contemplate adding additional underlying assets to the asset pool at a later point in time. However, it does not appear that your structure meets the limited exceptions to the discrete pool requirement under Item 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please revise or provide an analysis to explain how the addition of assets would meet the definition of an asset-backed security.

Arrangements Providing Reinvestment, Interest Rate and Currency Related Protection, page 55
17. Please revise to specify what you mean by your reference to "other agreements or arrangements" described in the prospectus supplement. The base prospectus should specifically describe each form of derivative that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional derivatives may be added in prospectus supplements. Please expand your disclosure to include a brief explanation of the types of agreements that you have listed.
18. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.
19. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits. Refer to Item 1114(a), Instruction 1, and Item 1115(a)(5)
of Regulation AB.

Description of the Certificates, page 62
Payments on the Certificates, page 64
20. Please confirm that all indices that may be used to determine interest payments will be standard indices that measure interest in debt transactions and will not be indexes of commodities or securities. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).
21. Please revise to delete your reference to another method identified in the prospectus supplement. We view this as a catch-all. Instead, disclose in the base prospectus all indices and accrual methods that may be used to determine interest payments.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

								Sincerely,



								Susan Block
							Attorney-Advisor

cc:	Via Facsimile (212) 504-6666
	Anna H. Glick, Esquire
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, NY 10281
Greenwich Capital Commercial Funding Corp.
February 27, 2006
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